Santiago, February18, 2025
Mrs. Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Communication of material fact

Mrs. President

In accordance with the provisions of articles 9 and 10 of Law No. 18,045, and the provisions of chapter 18-10 of the Updated Compilation of Standards of the Financial Market Commission, Banco Santander-Chile hereby informs that the Commission for the Financial Market, by Exempt Resolution number 1685 dated February 11, 2025, fined Banco Santander-Chile in the amount of 1,099.88 UF, for violations of art. 28 of Law 14,908 on Family Abandonment and Payment of Alimony.

Banco Santander-Chile complies with making this situation known to the market, in compliance with the information duties that assist it.

Sincerely,

Román Blanco Reinosa
CEO

c.c. Stock exchange